January 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Austin Wood

Re: Presidio Property Trust, Inc.

Registration Statement on Form S-11

File No. 333-260885

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 8:00 a.m. on January 21, 2022 or as soon thereafter as is practicable.

Very truly yours,

PRESIDIO PROPERTY TRUST, INC.

By:	/s/Adam Sragovicz
Adam Sragovicz
Chief Financial Officer